

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2010

Gregory S. Gronau
President and Chief Executive Officer
Gaming Partners International Corporation
1700 Industrial Road
Las Vegas, NV 89102

> **Re:** **Gaming Partners International Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 30, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 27, 2010**
> **File No. 000-23588**

Dear Mr. Gronau:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Max A. Webb
Assistant Director